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UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 30 2002 WASH. D.C. 152 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 4/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER:

Kim Eng Securities USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 East 50th Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

s. Melanie Lee (212) 688-8886
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

HECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OK-UF 6-17-08

6/02

EC 1410 (2-89)

OATH OR AFFIRMATION

I, Melanie Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kim Eng Securities USA, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
SUBSCRIBED AND SWORN TO
BEFORE ME
THIS 21 DAY OF May 2002

Rosalind C. Ford
Notary Public

Melanie Y. Lee
Signature

Chief Financial Officer
Title

ROSALIND C. FORD
NOTARY PUBLIC, STATE OF N.Y.
NO. 31-4795144
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXP 2/28/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

KIM ENG SECURITIES USA, INC.

March 31, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Kim Eng Securities USA, Inc.

We have audited the accompanying statement of financial condition of Kim Eng Securities USA, Inc. (the "Company") as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kim Eng Securities USA, Inc. as of March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
April 22, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Kim Eng Securities USA, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2002
Expressed in United States Dollars

ASSETS

Cash and cash equivalents	$1,709,569
Receivable from affiliates	777,668
Receivable from customers	231,816
Other assets	80,820
Total assets	$2,799,873

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and other liabilities	$ 497,841
Payable to customers	755,425
Payable to affiliate	230,623
Deferred taxes payable	24,000
	1,507,889
Shareholder's equity	1,291,984
Total liabilities and shareholder's equity	$2,799,873

The accompanying notes are an integral part of this statement.

NOTE A - GENERAL BUSINESS

Kim Eng Securities USA, Inc. (the "Company"), a wholly-owned subsidiary of Kim Eng Holdings Limited (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company engages primarily in the sale of Singapore, Indonesia, Malaysia, Philippines, Thailand and Hong Kong ("Asian-based") securities to U.S. institutional customers. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy and financial markets. The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include money market savings held by U.S. financial institutions.

2. *Securities Transactions*

   The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end.

3. *Use of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. *Adoption of New Accounting Standard*

   In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 ("SFAS No. 140"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125, which revises

Expressed in United States Dollars

NOTE B (continued)

accounting standards for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-component approach which focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of this statement during the year ended March 31, 2002 had no material impact on the Company's financial statements.

NOTE C - CASH SEGREGATED UNDER FEDERAL AND OTHER OBLIGATIONS

Cash of $1,000 at March 31, 2002 has been segregated in a special reserve bank account for the benefit of customers.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent and affiliated companies with common ownership provide all execution, and research and settlement services to the Company. Commissions and clearance, and research and settlement fees reflected on the statement of operations are amounts paid to affiliated companies. At March 31, 2002, included in receivable from affiliates are $23,262 of commissions due from affiliates for customer securities transactions and $754,406 of customer securities transactions that are fail-to-deliver. In addition, payable to affiliate in the amount of $230,623 represents securities transactions which are fail-to-receive at March 31, 2002.

The Company occupies office space under a noncancellable lease with an affiliate which expires on March 31, 2003. In addition to base rent, the lease provides for the Company to pay certain operating expenses. Future aggregate minimum annual rent under this lease at March 31, 2002 is $213,948.

NOTE E - NET CAPITAL

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. At March 31, 2002, the Company had net capital of $1,159,270, which exceeded requirements by $1,059,270.

NOTE F - EMPLOYEE BENEFIT PLAN

The Company sponsors a SEP/IRA savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the maximum allowable contributions made by employees.

NOTE G - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The tax effect of the temporary differences at March 31, 2002 is as follows:

Deferred tax asset	
Net operating loss benefit	$ 2,043,000
Less valuation allowance	(2,043,000)
Net deferred tax asset	$ -
Deferred tax liability	
Depreciation	$ 24,000

At March 31, 2002, the Company has carryforward losses which are available to offset future Federal and state taxable income. Such losses expire as follows (in 000's):

Net operating loss	Expiration date
$1,370	3/31/12
399	3/31/18
789	3/31/19
475	3/31/20
520	3/31/21
790	3/31/22
$4,343	

NOTE H - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligation in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers. The Company is subject to concentration risk as three customers represent approximately 76% of its revenues.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

KIM ENG SECURITIES USA, INC.

March 31, 2002

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Kim Eng Securities USA, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kim Eng Securities USA, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and complying with the exemptive provisions of 15c3-3
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory organizations which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
April 22, 2002

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com